SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                         YES! ENTERTAINMENT CORPORATION
                         ------------------------------

                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    985834100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Mr. Stuart J. Chasanoff
--------------------------------------------------------------------------------
                           1601 Elm Street, Suite 4000
                               Dallas, Texas 75201
                                 (214) 720-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 25, 1998
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

                         (Continued on following pages)

---------------------------------------    -------------------------------------
CUSIP NO. 985834100                     13D              PAGE 2 OF 14 PAGES
---------------------------------------    -------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON              INFINITY INVESTORS LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  ( )
                                                                 (b)  (X)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                         WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                              ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION             NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                  17,757,939
 BENEFICIALLY OWNED
  BY EACH REPORTING
    PERSON WITH:       8        SHARED VOTING POWER                0


                       9        SOLE DISPOSITIVE POWER             17,757,939


                       10       SHARED DISPOSITIVE POWER           0
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                 17,757,939
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       52.2%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------------    -------------------------------------
CUSIP NO. 985834100                    13D               PAGE 3 OF 14 PAGES
---------------------------------------    -------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON     INFINITY EMERGING OPPORTUNITIES LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ( )
                                                                      (b)  (X)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                 WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION              NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                      188,698
 BENEFICIALLY OWNED
  BY EACH REPORTING
    PERSON WITH:       8        SHARED VOTING POWER                    0


                       9        SOLE DISPOSITIVE POWER                 188,698


                       10       SHARED DISPOSITIVE POWER               0
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                     188,698
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            1.1%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                     CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------------    -------------------------------------
CUSIP NO. 985834100                     13D            PAGE 4 OF 14 PAGES
---------------------------------------    -------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON             GLACIER CAPITAL LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  ( )
                                                                       (b)  (X)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                              WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION             NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER          2,017,448
 BENEFICIALLY OWNED
  BY EACH REPORTING
    PERSON WITH:       8        SHARED VOTING POWER        0


                       9        SOLE DISPOSITIVE POWER     2,017,448


                       10       SHARED DISPOSITIVE POWER   0
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED

          BY EACH REPORTING PERSON                         2,017,448
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                  ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  10.9%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                           CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

1.      SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of YES! Entertainment Corporation, a Delaware corporation, which has its principal executive offices located 3875 Hopyard Road, Suite 375, Pleasanton, California 94588 (the "Issuer" or "YES!").

2.      IDENTITY AND BACKGROUND.

          (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed jointly by Infinity Investors Limited ("Infinity"), Infinity Emerging Opportunities Limited ("Emerging") and Glacier Capital Limited ("Glacier") (the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), Hunt Financial Partners, L.P. ("Hunt LP"), Hunt Financial Group, L.L.C ("Hunt LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("C. Hunt"), Lamar Hunt ("L. Hunt") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

          (b) & (c) REPORTING PERSONS

               The Reporting Persons are Nevis, West Indies Corporations. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

               The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person (other than Fojtasek), which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. Fojtasek's principal address and principal place of business is 3801 Maplewood Avenue, Dallas, Texas 75205.

               Infinity:

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and Emerging and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               The principal occupation or employment of each of Wissman and C. Hunt is financial management.

               Emerging:

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and Emerging and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               The principal  occupation or employment of each  of  Wissman  and
               C. Hunt is financial management.

               Glacier:

               Glacier is a wholly-owned subsidiary of Lion, the sole general partner of which is Mountain, which is managed by C. Hunt, Wissman and Fojtasek.

               Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. C. Hunt, Wissman and Fojtasek are the Managers of Mountain.

               The principal occupation or employment of Fojtasek is serving as President to Atrium Door and Window Company of New York, Atrium Door and Window Company of New England, Inc., Atrium Door and Window Company of the Northeast, Connecticut corporations, and Atrium Door and Window Company - - West Coast, a Texas corporation, and financial management.


          (d) & (e) During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Fojtasek, C. Hunt, and Wissman are U.S. citizens and residents of the State of Texas.


3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following disclosure is qualified in its entirety by reference to the Second Amendment, the Form of New Debentures and the Certificate of Designation for the Series B Preferred Stock (each as defined below) as filed by the Issuer as Exhibits 4.1, 4.2 and 4.3 to the Issuer's Report on Form 8-K, dated as of August 4, 1997. On January 28, 1997, Infinity and Fairway Capital Limited, a Nevis, West Indies corporation ("Fairway")
     entered into a purchase agreement which was subsequently amended and restated as of March 18, 1997 (effective as of January 28, 1997, the "First Amendment"), to provide for the purchase by Infinity and Fairway of (i) an aggregate of $1.5 million principal amount of Old Debentures and (ii) 85,000 shares of YES! Series A Convertible Preferred Stock (the "Series A Preferred") having an aggregate value of $8,500,000. On July 25, 1997 (effective as of April 30, 1997), YES!, Infinity, Fairway and Capello & Laffer Capital Corp. entered into a Second Amended and Restated Purchase Agreement (the "Second Amendment"), providing, among other things, for the exchange by Infinity and Fairway of all of the Old Debentures and shares of Series A Preferred for (i) an aggregate principal amount of $1,908,313 principal amount of YES! Convertible Debentures due April 30, 2002 (the "New Debentures"), (ii) an aggregate of 381,313 shares of YES!'s Series B Convertible Preferred Stock (the "Series B Preferred") with an aggregate liquidation value of $9,532,825, and (iii) an aggregate amount of 225,000 warrants to purchase common stock at an exercise price of $3.55 per share (the "Warrants"). On December 31, 1997, Fairway transferred all of its New Debentures and Series B Preferred to Glacier in a private placement transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). On May 15, 1998, Infinity sold $100,000 of New Debentures to Emerging in a separate private placement transaction pursuant to Section 4(2) of the Securities Act.

     The New Debentures are convertible into the number of shares of YES! Common Stock equal to the product of (i) the aggregate principal amount of the New Debentures, together with all accrued but unpaid interest thereon through the date of conversion, multiplied by (ii) the Conversion Ratio (as defined in the Second Amendment) which currently equals approximately 1.875. Each share of Series B Preferred Stock is convertible into the number of shares of YES! Common Stock equal to the liquidation preference of the Series B Preferred Stock ($25.00 per share) divided by the applicable Conversion Ratio (as defined in the Second Amendment), which currently equals approximately 46.887 shares of Common Stock for each share of Series B Preferred.

     Pursuant to the Second Amendment, prior to the occurrence of an Event of Default (as defined in the New Debentures and the Certificate of Designation with respect to the Series B Preferred Stock), YES! was restricted from issuing Common Stock, either as a dividend or upon conversion of any of the New Debentures or the shares of Series B Preferred Stock, if, as a result of such issuance, the Purchasers would hold more than 4.9% of the issued and outstanding YES! Common Stock. However, if an Event of Default is declared and such default is not cured by YES! within 10 days of such declaration, such restriction ceases to be effective. Infinity declared an Event of Default under the New Debentures in a letter dated May 15, 1998. Such default has not been cured and therefore the restriction regarding the conversion into greater than 4.9% of the outstanding Common Stock ceased to be effective on May 25, 1998.

     In addition, each of the New Debentures and the Series B Preferred Stock limits the aggregate number of shares of common stock which may be issued upon conversion of the New Debentures or the Series B Preferred Stock (together with all shares previously issued upon conversion of both the New Debentures and the Series B Preferred) to 20% of the number of shares outstanding on the Closing Date of the Second Amendment (the "Maximum
     Number of Shares"). If such limit does not permit the full conversion of the New Debentures or the Series B Preferred Stock, the holders thereof have the option to require YES! (i) to convene a meeting of stockholders within 60 days to obtain their approval of the issuance of such shares of Common Stock, or (ii) to repay the balance of the New Debentures or redeem the Series B Preferred Stock at the specified redemption price, as applicable. If the stockholders do not approve such issuance within 60 days, YES! must pay a repayment premium in addition to repaying the principal of and accrued but unpaid interest on the New Debentures and/or the aggregate liquidation preference and accrued but unpaid dividends on the Series B Preferred Stock.

     The funds used to acquire the Series B Preferred Stock and the Debentures were derived from the Purchasers' working capital accounts. As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

4.   PURPOSE OF TRANSACTION.

     Each Reporting Person acquired the New Debentures and the Series B Preferred Stock for investment purposes only. On several occasions in April 1998, YES! refused to honor Notices of Conversion tendered by Infinity with respect to shares of Series B Preferred Stock. As a result, by letter dated May 15, 1998, Infinity declared an Event of Default. Since then, the Reporting Persons have attempted to negotiate a standstill agreement with the Issuer but have, as yet, been unable to agree on definitive terms. Such negotiations are ongoing.

     Although the Reporting Persons have no immediate intention to effect any additional transactions in the Common Stock of the Issuer, they may acquire additional shares of Common Stock of the Issuer (by conversion of the Series B Preferred Stock and/or the New Debentures, exercise warrants owned by the Reporting Persons, open-market purchases or otherwise) or dispose of some or all of the New Debentures, Series B Preferred Stock or Common Stock based upon a number of factors, including the Reporting Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities. Pursuant to the Second Amendment the Reporting Persons may, among other things, exercise their right to cause the Issuer to convene a stockholders meeting to authorize an issuance upon conversion of New Debentures and/or Series B Preferred Stock of more than the Maximum Number of Shares, or may accelerate the New Debentures and/or cause the redemption of the Series B Preferred. If the Issuer's stockholders approves such issuance, and if the Reporting Persons then elect to convert all of the New Debentures and Series B Preferred Stock into Common Stock, the Reporting Persons would have a sufficient majority of the then issued and outstanding Common Stock to, among other things, engage in extraordinary corporate transactions, effect changes in the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws, or to delete, delist or terminate the registration of any securities of the Issuer. If the Issuer's stockholders do not approve the issuance of shares of Common Stock upon conversion of the New Debentures and Series B Preferred Stock in an amount greater than 20% of the shares of Common Stock outstanding as of the second Amendment, YES! is obligated to pay the Reporting Persons a redemption premium in respect of the New Debentures and the Series B Preferred Stock, as specified. The Reporting Persons are currently considering a number of options, including, without limitation, those described above.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based on applicable current conversion ratios, which are subject to change, and 16,440,733 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998):


               REPORTING PERSONS

---------- ----------- ------------ ----------- -------------- ----------------- ----------- --------- ------------
Reporting  Principal    Shares of   Number of     Shares of       Shares of      Shares of   Total     Percentage
 Person    Amount of     Common     shares of   Common Stock     Common Stock    Common      Number     of Common
           New            Stock     Series B     Underlying     Received upon    Stock       of          Stock*
           Debentures  Underlying   Preferred     Series B      Conversion of    Upon        Common
                           New                    Preferred     New Debentures   Exercise     Shares
                       Debentures                              and/or Series B   of
                                                               Preferred Stock    Warrants
---------- ----------- ------------ ----------- -------------- ----------------- ----------- --------- ------------
Infinity   1,546,708   2,900,077     313,457     14,697,058         160,084        202,500   17,960,439    52.2%

Emerging     100,639     188,698          --             --              --             --     188,698      1.1%

Glacier     189,494      355,301      35,216      1,651,172          10,975         22,500   2,039,948     11.0%

Total                                                                                        20,189,085    55.1%
---------- ----------- ------------ ----------- -------------- ----------------- ----------- --------- ------------



* The percentage for each Reporting Person is calculated as if only such Reporting Person had converted. The total percentage is calculated as if all Reporting Persons had converted.

     CONTROLLING PERSONS

     Each of (1) HW Partners,  as advisor to each of Infinity and Emerging,  and
     (2) HW Finance, as the general partner of HW Partners, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each of Infinity (the "Infinity Shares") and Emerging (the "Emerging Shares") pursuant to Rule 13d-3 of the Act.

     In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman, may be deemed to be the beneficial owner of the Emerging Shares and the Infinity Shares pursuant to Rule 13d-3 of the Act.

     Each of (1) Lion as sole shareholder of Glacier, and (2) Mountain as the general partner of Lion, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Glacier (the "Glacier Shares") pursuant to Rule 13d-3 of the Act.

     In their capacities as controlling persons of Mountain, each of (1) C. Hunt, (2) Wissman and (3) Fojtasek, may be deemed to be the beneficial owner of the Glacier Shares pursuant to Rule 13d-3 of the Act.

(b)  REPORTING PERSONS

     Acting through is advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

     Acting through its advisor, HW Partners, Emerging would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Emerging Shares.

     Acting through its sole shareholder Lion, Glacier would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

     CONTROLLING PERSONS

     Acting through its sole general partner HW Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares and the Emerging Shares.

     In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares and the Emerging Shares.

     Acting through its sole general partner Mountain, Lion would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

     In their capacities as controlling persons of Mountain, each of (1) C. Hunt, (2) Wissman and (3) Fojtasek would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

(c)  The following chart lists sales of Common Stock by Infinity and Glacier:

------------------- -----------------------------------------------------------
                                               Sales
 ------------------- -----------------------------------------------------------
 ------------------- ------------------- ------------------- -------------------
                                                                 Avg. Sales
        Date              Infinity            Glacier              Price
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------

 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       3/2/98               9,000              1,000                1.7697
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       3/2/98              13,500              1,500                1.4292
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       3/3/98              22,500              2,500                1.3594
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       3/9/98              40,500              4,500                1.2986
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/10/98              31,500              3,500                1.1321
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/11/98              27,000              3,000                1.1250
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/11/98               9,000              1,000                1.1369
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/12/98              40,500              4,500                1.0035
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/16/98              58,500              6,500                1.0192
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/17/98              54,000              6,000                1.0000
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/23/98              22,500              2,500                1.0188
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/24/98              63,000              7,000                0.9118
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/30/98               3,600                400                0.9375
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      3/31/98              31,500              3,500                0.8750
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       4/1/98               7,200                800                0.8125
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       4/6/98              17,100              1,900                0.7582
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       4/7/98              13,500              1,500                0.7292
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       4/8/98              22,500              2,500                0.6875
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
       4/9/98              13,500              1,500                0.6719
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      4/13/98              67,500              7,500                0.6892
 ------------------- ------------------- ------------------- -------------------
 ------------------- ------------------- ------------------- -------------------
      4/20/98              18,000              2,000                0.6328
 ------------------- ------------------- ------------------- -------------------


     Except as specifically set forth herein, no Item 2 Person has effected any transactions in the shares of Common Stock of the Issuer during that period beginning sixty (60) days preceding the date of the notice of the event of default.

(d)  Not applicable

(e)  Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the contracts and arrangements described above, the Issuer agreed to file a Registration Statement with the United States Securities and Exchange Commission covering the resale of the Common Stock received upon conversion of the New Debentures and the Series B Preferred Stock. The Issuer further agreed to maintain the effectiveness of the Registration Statement until such Common Stock is sold and all steps are taken to remove any legends or restrictions on transfer thereof or until such Common Stock is otherwise available for resale pursuant to Rule 144(k) promulgated under the Securities Act.

7.   MATERIAL TO BE FILED AS EXHIBITS.

                     Exhibit No.           Exhibit

                  99.1     Joint Filing Agreement, dated July 17, 1998.

                  99.2 Letter dated May 15, 1998, to Chief Financial Officer of YES! Entertainment Corporation.

                                    SIGNATURE


     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  July 31, 1998



                                     Infinity Investors Limited

                                    By:    /s/ Stuart J. Chasanoff
                                       ------------------------------
                                    Name:  Stuart J. Chasanoff
                                    Title: Attorney-in-fact




                                    Infinity Emerging Opportunities Limited


                                    By:    /s/ Stuart J. Chasanoff
                                       ------------------------------
                                    Name:   Stuart J. Chasanoff
                                    Title:  Attorney-in-fact


                                    Glacier Capital Limited


                                    By:    /s/ Stuart J. Chasanoff
                                       ------------------------------
                                    Name:   Stuart J. Chasanoff
                                    Title:  Attorney-in-fact

                                   SCHEDULE A

                  Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited


 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION

   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG
    James E. Martin       38 Hertford Street, London                Accountant                    President & Treasurer
       (British)                England W1Y 7TG
SECORP Limited (Nevis,    38 Hertford Street, London       Nevis, West Indies business                  Secretary
     West Indies)               England W1Y 7TG             corporation that serves as
                                                          secretary of various entities



Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited


 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION

   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG
    James E. Martin       38 Hertford Street, London                Accountant                          Director
       (British)                England W1Y 7TG
SECORP Limited (Nevis,    38 Hertford Street, London       Nevis, West Indies business                  Secretary
     West Indies)               England W1Y 7TG             corporation that serves as
                                                          secretary of various entities
  Margareta Hedstrom      37 Shepherd Street, London            Business Executive               President and Treasurer
       (Swedish)                England W1Y 7LH


Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Emerging Opportunities Limited



 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION

   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG
    James E. Martin       38 Hertford Street, London                Accountant                          Director
       (British)                England W1Y 7TG
SECORP Limited (Nevis,    38 Hertford Street, London       Nevis, West Indies business                  Secretary
     West Indies)               England W1Y 7TG             corporation that serves as
                                                          secretary of various entities
  Margareta Hedstrom      37 Shepherd Street, London            Business Executive               President and Treasurer
       (Swedish)                England W1Y 7LH


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to common stock of YES! Entertainment Corporation. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 30th day of July 1998.

                                        Infinity Emerging Opportunities Limited


                                        By:     /s/ Stuart J. Chasanoff
                                           -------------------------------
                                        Name:     Stuart J. Chasanoff
                                        Title:    Attorney-in-fact


                                        Glacier Capital Limited


                                        By:     /s/ Stuart J. Chasanoff
                                           -------------------------------
                                        Name:     Stuart J. Chasanoff
                                        Title:    Attorney-in-fact


                                        Infinity Investors Limited


                                        By:     /s/ Stuart J. Chasanoff
                                           -------------------------------
                                        Name:     Stuart J. Chasanoff
                                        Title:    Attorney-in-fact